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Pernod Ricard

SUPPL 04 APR 12 7:21

82-3361

Future appointments to the Board of Directors of Pernod Ricard

(Paris, 2 April 2004) A proposal will be submitted to the Annual General Meeting of 17th May 2004 for the appointment to the Board of Directors of Pernod Ricard's two Directors General, Richard Burrows and Pierre Pringuet.

Richard Burrows has held the position of Director General since July 2000. He began his career in the spirits industry in 1971, when he joined Irish Distillers. He was appointed as Irish Distillers' Chairman and Chief Executive Officer in 1991. Irish Distillers became a subsidiary of Pernod Ricard in 1988.

Pierre Pringuet has also held the position of Director General since July 2000. He joined Pernod Ricard in 1987, and he successively held the positions of Development Director, Chief Executive Officer of Société pour l'Exportation des Grandes Marques (SEGM), and from 1997, Chairman and Chief Executive Officer of Pernod Ricard Europe.

Thierry Jacquillat's appointment to the Board of Directors of Pernod Ricard and as Vice-Chairman will expire at this Annual General Meeting.

Thierry Jacquillat has played a major part in the creation and success of the Group for over forty years, serving initially under the Chairmanship of Jean Hémard, and then under Patrick Ricard. Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, expressed his gratitude as follows: "*A key contributor in defining our global expansion, he was one of the main players to the internationalisation of the Group some twenty years ago. Thanks to his exceptional managerial skills, we were able to successfully make significant acquisitions in the United States, the United Kingdom and Ireland. More recently, he played a fundamental role in the acquisition of Seagram and the disposal of Orangina.*"

Thierry Jacquillat held the position of Director General of the Group until 2000. He was appointed to the Board of Directors of Pernod Ricard in 1988, and held the position of Vice-Chairman from 2000. In 2002, he was appointed Chairman of the Audit Committee.

For more information, please contact:
Francisco de la VEGA, Communications Vice-President, Tel: (33 1) 41 00 40 96
Florence TARON, Press Relations, Tel: (33 1) 41 00 40 88
Patrick de BORREDON, Investor Relations Vice-President, Tel: (33 1) 41 00 41 71
Barbara M. BURNS, New York, Tel: (212) 486 1140

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